Exhibit 16(c)(ii)

– Highly Confidential – May 12, 2024 Special Committee Discussion Materials Project Pacific

1 – Highly Confidential – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of Board of Directors (the “Special Committee”) of Pacific (“Pacific” or the “Company”) in connection with its evaluation of a proposed strategic alternatives for Pacific and for no other purpose. The information contained herein is based upon information supplied by or on behalf of Pacific and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Pacific. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pacific or any other entity, or concerning the solvency or fair value of Pacific or any other entity. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Pacific. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Board of Directors of Pacific (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Pacific or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.

– Highly Confidential –

Process Summary

- On February 13, 2024, the Company received an unsolicited acquisition proposal ($40.50/share) from Phoenix
  - Subsequently formed Special Committee which in turn engaged Centerview Partners (financial advisor) and Richards, Layton & Finger (counsel)
- Special Committee directed Centerview to contact seven additional financial sponsors
- Of the eight parties contacted, on April 26, 2024 only Phoenix submitted a written proposal ($42.50/share) to acquire the Company
- Since late-April, Phoenix has completed its due diligence and:
  - Secured acquisition financing, including equity participation from Anthony Casalena ("Casalena"), General Atlantic and Accel
  - Negotiated mutually-acceptable governance terms with Casalena
  - Negotiated definitive transaction documents
  - Submitted two additional written proposals, culminating in a best-and-final proposal at $44.00/share

Process Summary

Initial Outreach (8 parties) → ***NDA Executed (7 parties)*** → ***Management Meeting (5 parties)*** → ***Submitted Proposal (1 party)***

CENTERVIEW PARTNERS 2

3 – Highly Confidential – Key Terms of Phoenix’s Offer Note: Based on Pacific Management and a draft of the Merger Agreement dated May 12, 2024. This overview is provided for discussion purposes only. It is not intended to be a comprehensive listing of all relevant terms contained in the Merger Agreement, or a complete description of the terms described in this overview, for which reference should only be made to the Merger Agreement and any other definitive agreements. Capitalized terms not defined herein have the definitions given them in the Merger Agreement. Consideration & Structure ▪ $44.00 per share in cash; implied enterprise value of $6.9bn ▪ Acquisition of 100% of Pacific’s common stock effected via a one-step merger Termination Fee ▪ Company Termination Fee of $198.7mm (3% of equity value); Parent Termination Fee of approximately $231.8mm (3.5% of equity value) Termination ▪ By mutual written agreement of Parent and the Company ▪ By either Parent or Company under specified circumstances related to breach or inaccuracies of reps or warranties of the other party ▪ By either Parent or Company if Closing has not occurred by 11.59pm ET on May 12, 2025 ▪ By either Parent or Company if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting ▪ By the Company if it receives a superior proposal prior to receiving Requisite Stockholder Approval ▪ By Parent if the Company Board effects a Recommendation Change prior to receiving the Requisite Stockholder Approval Financing Commitment ▪ Committed equity financing includes: [$2.4bn] from Phoenix Funds and LPs, [$1.6bn] CEO / founder roll-over, [$450mm] re-investment from GA, [$425mm] re-investment from Accel ▪ Committed debt financing includes: $2.1bn unitranche term loan, $300mm delayed draw term loan and $250mm revolving credit facility from Blue Owl Credit Advisors Certain Closing Conditions ▪ Requisite stockholder approval, including approval by a majority of shares owned by “Unaffiliated Company Shareholders” ▪ Generally, no breach of representations and warranties, subject to varying degrees of materiality ▪ No material adverse effect ▪ Performance of covenants in all material respects ▪ HSR waiting period, including any extensions, shall have expired or been terminated Timing ▪ Expected signing of the definitive Merger Agreement on May 12, 2024 ▪ Closing expected by the 4th quarter of 2024 No Shop ▪ No-shop in effect between signing of the Merger Agreement and Requisite Stockholder Approval ▪ Company / Special Committee can engage with unsolicited superior proposals

– Highly Confidential –

Phoenix Proposal: Implied Premiums and Multiples

			Phoenix Offer Progression			
Share Price		**Current Share Price $38.19**	**2/13/24 Proposal $40.50**	**4/26/24 Proposal $42.50**	**4/29/24 Proposal $43.25**	**5/9/24 Proposal $44.00**
% Premium / (Discount) to:						
Current Price	$38.19	–	+6%	+11%	+13%	+15%
30-Day VWAP[1]	35.78	+7%	+13%	+19%	+21%	+23%
90-Day VWAP[1]	34.09	+12%	+19%	+25%	+27%	+29%
52-Week High (5/10/24)	38.19	–	+6%	+11%	+13%	+15%
52-Week Low (11/1/23)	27.41	+39%	+48%	+55%	+58%	+61%
FDSO		150.5	150.5	150.5	150.5	150.5
Implied Equity Value		**$5,749**	**$6,097**	**$6,398**	**$6,511**	**$6,624**
Plus: Debt		559	559	559	559	559
Less: Cash		(294)	(294)	(294)	(294)	(294)
Implied Enterprise Value		**$6,014**	**$6,362**	**$6,663**	**$6,776**	**$6,889**
LRP						
EV / uFCF						
2024E	$331	18.2x	19.2x	20.1x	20.5x	20.8x
2025E	392	15.3x	16.2x	17.0x	17.3x	17.6x
NTM	353	17.0x	18.0x	18.9x	19.2x	19.5x
Pacific Consensus						
EV / uFCF						
2024E	$308	19.5x	20.7x	21.6x	22.0x	22.4x
2025E	365	16.5x	17.4x	18.3x	18.6x	18.9x
NTM	328	18.3x	19.4x	20.3x	20.6x	21.0x

Source: Phoenix proposal (received on May 9, 2024), LRP, Pacific Management, Company filings and FactSet as of May 10, 2024.
Note: Dollars in millions except per share amounts. FYE as of December 31. LRP NTM uFCF calculated based on time-weighted average of FY24E uFCF of $331 and FY25E uFCF of $392 as of May 10, 2024. Share count as of May 9, 2024 and balance sheet data as of April 30, 2024 pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management.
(1) Reflects volume-weighted average prices through May 10, 2024.

CENTERVIEW PARTNERS 4

– Highly Confidential –

Management Long-Range Plan ("LRP") Summary

	Historicals		Projections						CAGRs	
	2022A	2023A	2024E	2025E	2026E	2027E	2028E	2029E	'23A-'27E	'27E-'29E
Presence	$597	$704	$874	$974	$1,053	$1,153			+13%	
Commerce	270	308	342	399	486	587			+17%	
Total Revenue	**$867**	**$1,012**	**$1,216**	**$1,374**	**$1,539**	**$1,740**	**$1,932**	**$2,125**	**+15%**	**+11%**
% Growth	*11%*	*17%*	*20%*	*13%*	*12%*	*13%*	*11%*	*10%*		
(-) COGS	(153)	(208)	(305)	(327)	(346)	(365)	(386)	(410)	+15%	+6%
Gross Profit	**$714**	**$805**	**$911**	**$1,047**	**$1,193**	**$1,375**	**$1,545**	**$1,715**	**+14%**	**+12%**
% Margin	*82%*	*80%*	*75%*	*76%*	*78%*	*79%*	*80%*	*81%*		
(-) Marketing & Sales	(322)	(350)	(411)	(445)	(481)	(523)			+11%	
(-) Research & Development	(227)	(242)	(292)	(333)	(368)	(397)			+13%	
(-) General & Administrative	(152)	(129)	(126)	(138)	(149)	(161)			+6%	
(-) Impairment Charge	(225)	–	–	–	–	–				
Operating Income	**($212)**	**$84**	**$82**	**$131**	**$194**	**$294**	**$357**	**$412**	**+37%**	**+18%**
% Margin	*(24%)*	*8%*	*7%*	*10%*	*13%*	*17%*	*18%*	*19%*		
Adjusted EBITDA	**$147**	**$235**	**$291**	**$371**	**$446**	**$537**	**$627**	**$709**	**+23%**	**+15%**
% Margin	*17%*	*23%*	*24%*	*27%*	*29%*	*31%*	*32%*	*33%*		
Unlevered FCF	**$166**	**$241**	**$331**	**$392**	**$448**	**$527**	**$616**	**$696**	**+22%**	**+15%**
% Margin	*19%*	*24%*	*27%*	*29%*	*29%*	*30%*	*32%*	*33%*		
SBC	$103	$108	$133	$166	$180	$190	$193	$212		
% of Revenue	*12%*	*11%*	*11%*	*12%*	*12%*	*11%*	*10%*	*10%*		
Capex	$12	$17	$6	$5	$9	$8	$6	$6		
% of Revenue	*1%*	*2%*	*0%*	*0%*	*1%*	*0%*	*0%*	*0%*		

Source: LRP, Pacific Management and Company filings.
Note: Dollars in millions. Adjusted EBITDA unburdened by stock-based compensation expense.

Centerview Partners 5

6 – Highly Confidential – Pacific Valuation Analysis Methodology Relevant Metrics Implied Share Price Range 12.5% - 14.5% WACC; 15.0x - 18.0x Terminal NTM uFCF Multiple 17.0x - 20.0x NTM uFCF of $353 Low: 11/1/23 High: 5/10/24 Low: RBC, JPM (5/7/24) High: Mizuho (5/10/24) Analyst Price Targets 52-Week Trading Range Discounted Cash Flow Selected Public Trading Comparables $41.65 $38.10 $27.41 $38.00 $53.10 $45.10 $38.19 $50.00 (1) Source: LRP, Pacific Management, Wall Street research, Company filings and FactSet as of May 10, 2024. Note: Share count as of May 9, 2024 and balance sheet data as of April 30, 2024 pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management. (1) Implied share price ranges rounded to the nearest $0.05, except 52-week trading range. (2) NTM uFCF calculated based on time-weighted average of FY24E uFCF of $331 and FY25E uFCF of $392 as of May 10, 2024. For Reference Only (2) 5/9 Proposal: $44.00

7 – Highly Confidential – Fiscal Year Ending December 31, Terminal Year 2024E 2025E 2026E 2027E 2028E 2029E Revenue $1,216 $1,374 $1,539 $1,740 $1,932 $2,125 % Growth 20% 13% 12% 13% 11% 10% Adj. EBITDA $291 $371 $446 $537 $627 $709 % Growth 24% 27% 20% 20% 17% 13% % Margin 24% 27% 29% 31% 32% 33% (-) CapEx ($6) ($5) ($9) ($8) ($6) ($6) (+) Incr. in Deferred Revenue 71 44 58 65 72 80 (+) Decr. in NWC (excl. deferred revenue) 45 49 40 48 56 63 (-) Taxes & Other (70) (67) (87) (115) (133) (150) Unlevered FCF $331 $392 $448 $527 $616 $696 % Growth 37% 18% 14% 18% 17% 13% % Margin 27% 29% 29% 30% 32% 33% (Less): SBC (133) (166) (180) (190) (193) Unlevered FCF (post-SBC) $198 $226 $268 $337 $423 % Growth 48% 14% 18% 26% 26% % Margin 16% 16% 17% 19% 22% Discounted Cash Flow Analysis Equity Value Per Share EV / NTM uFCF 15.0x 16.0x 17.0x 18.0x 12.5% $45.08 $47.74 $50.41 $53.08 13.5% 43.31 45.87 48.43 50.99 14.5% 41.63 44.09 46.54 49.00 WACC Enterprise Value ($mm) EV / NTM uFCF 15.0x 16.0x 17.0x 18.0x 12.5% $7,051 $7,453 $7,855 $8,256 13.5% 6,785 7,171 7,556 7,942 14.5% 6,532 6,902 7,272 7,642 WACC Source: LRP and Pacific Management. Note: Dollars in millions except per share amounts. Adjusted EBITDA unburdened by stock-based compensation expense. Assumes midperiod discounting convention. Valuation as of April 30, 2024 through December 31, 2028. Share count as of May 9, 2024 and balance sheet data as of April 30, 2024, pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management. (1) Discounted cash flow analysis includes only May 2024 through December 2024. (1)

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WACC Analysis

Selected Peer Companies

Company	Equity Value	Total Debt	Debt / Equity[1]	Levered Beta[2]	Unlevered Beta[3]
Intuit	$183,586	$6,000	3.3%	1.372	1.337
GoDaddy	19,930	3,870	19.4%	1.197	1.038
VeriSign	17,174	1,800	10.5%	0.982	0.907
Wix	7,479	575	7.7%	1.352	1.275
Bill.com	6,359	1,157	18.2%	1.568	1.371
BigCommerce[9]	524	346	65.9%	1.685	1.108
Mean			**20.8%**		**1.173**
Median			**14.3%**		**1.191**
Pacific	$5,749	$559	9.7%	0.877	0.814

WACC Analysis

Debt / Equity	Debt / Total Cap.	Unlevered Beta 1.000	Unlevered Beta 1.150	Unlevered Beta 1.300
5.0%	4.8%	12.5%	13.5%	14.6%
10.0%	9.1%	12.4%	13.4%	14.5%
15.0%	13.0%	12.3%	13.4%	14.4%

WACC Calculation

Cost of Equity Calculation	*Peer Median*
Unlevered Beta	1.191
Assumed Debt / Equity	14.3%
Estimated Levered Beta[4]	1.326
Risk-Free Rate[5]	4.7%
Market Risk Premium[6]	7.2%
Market Cap Size Premium[7]	0.6%
Cost of Equity	**14.9%**
Cost of Debt Calculation	
Pre-Tax Cost of Debt[8]	6.4%
Tax Rate	21.0%
After-Tax Cost of Debt	**5.1%**
Cost of Capital Calculation	
Assumed Equity / Capitalization	87.5%
Assumed Debt / Capitalization	12.5%
WACC	**13.7%**

Source: Pacific Management, Company filings, U.S. Department of the Treasury, Duff & Phelps, Bloomberg and FactSet as of May 10, 2024.

Note: Dollars in millions. Pacific share count as of May 9, 2024 and balance sheet data as of April 30, 2024, pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management.

(1) Total debt divided by total market value of equity.
(2) Two-year, weekly adjusted historical beta per Bloomberg.
(3) Unlevered Beta = Levered Beta / (1 + [(1 – tax rate) * Debt / Equity]).
(4) Levered Beta = Unlevered Beta * (1 + [(1 – tax rate) * Debt / Equity]).
(5) 20-year Treasury Par Yield, per the U.S. Treasury Dept.
(6) Average historical spread between the return on stocks and long-term bonds per Duff & Phelps.
(7) Reflects the size premium ($4.6-$7.5bn market cap range) per Duff & Phelps.
(8) Reflects average of ICE BofA BB U.S. High Yield Index Effective Yield.
(9) Reflects market data as of May 6, 2024, the last trading day prior to public reports of BigCommerce exploring sale.

CENTERVIEW PARTNERS
8

9 – Highly Confidential – Selected Public Trading Comparables Source: LRP, Pacific Management, Company filings and FactSet as of May 10, 2024. Note: FYE as of December 31. All figures reflect publicly available data, except for those of Pacific (LRP). Pacific (LRP) NTM uFCF calculated based on time-weighted average of FY24E uFCF of $331 and FY25E uFCF of $392 based on the LRP, as of May 10, 2024. Pacific (LRP) share count reflects shares of May 9, 2024 and balance sheet data as of April 30, 2024, pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management. Pacific (Consensus) share count and balance sheet data reflect 10-Q filed for period ended March 31, 2024. (1) Market data as of May 6, 2024, the last trading day prior to public reports of BigCommerce exploring sale. (2) Reflects ’24-’25E revenue growth + NTM uFCF margin. Total Enterprise Value / NTM uFCF Multiple ’24E-’25E Rev. Growth NTM uFCF Margin Rule of…(2) 31.0x 29.1x 18.3x 18.1x 17.3x 17.2x 17.0x 15.4x Intuit Big Commerce Pacific (Cons.) VeriSign Wix Bill.com Pacific (LRP) GoDaddy 12% 9% 14% 5% 13% 15% 13% 7% 35% 6% 26% 62% 23% 24% 28% 32% 47% 15% 40% 68% 36% 39% 41% 40% (1) For Reference Only

10 – Highly Confidential – $25 $30 $35 $40 May-23 Jul-23 Sep-23 Nov-23 Jan-24 Mar-24 May-24 Pacific LTM Share Price $38.19 +36.0% $28.08 High: $38.19 (5/10/24) Low: $27.41 (11/1/23) Source: Company filings and FactSet as of May 10, 2024. Note: Reflects closing prices for the period. Consensus reflects median of estimates. June 15, 2023 Announced acquisition of Google Domains August 8, 2023 Q2’23 earnings; beat consensus on sales (+2%) and uFCF (+6%) November 7, 2023 Q3’23 earnings; beat consensus on sales (+2%) and uFCF (+11%) November 15, 2023 Announced secondary public offering of 6mm shares by GA February 28, 2024 Q4’23 earnings; beat consensus on sales (+3%) and uFCF (+12%) Share Price Performance (as of May 10, 2024) September 12, 2023 Announced secondary public offering of 5mm shares by GA May 7, 2024 Q1’24 earnings; beat consensus on sales (+2%) and uFCF (+6%)

11 – Highly Confidential – Analyst Price Targets Prem. / (Disc.) Broker Price Target Report Date to Current Price Pacific Current Mizuho 5/10/24 +31% Citi 5/8/24 +20% JMP 5/7/24 +18% Piper Sandler 5/7/24 +18% B Riley 5/7/24 +13% UBS 5/8/24 +13% Bank of America 5/7/24 +10% Raymond James 5/7/24 +5% Seaport 5/7/24 +5% Barclays 5/7/24 +5% GS 5/10/24 +5% Baird 5/7/24 +2% RBC 5/7/24 (0%) JPM 5/7/24 (0%) William Blair 5/7/24 n.a. Wolfe 5/7/24 n.a. Oppenheimer 5/7/24 n.a. $38 $50 $46 $45 $45 $43 $43 $42 $40 $40 $40 $40 $39 $38 $38 n.a. n.a. n.a. Buy Hold Source: Wall Street research, Bloomberg and FactSet as of May 10, 2024. Note: “Outperform” and “Overweight” reflected as Buy; “Neutral”, “Sector Perform”, “Market Perform”, “Equalweight” and “Peer Perform” reflected as Hold. (1) No price target provided. (1) (1) (1)

Appendix

13 – Highly Confidential – Capitalization at Proposed Offer Price Source: Draft of the Merger Agreement dated May 12, 2024, Pacific Management, Company filings and FactSet as of May 10, 2024. Note: Share count as of May 9, 2024 and balance sheet data as of April 30, 2024, pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management. (1) Reflects dilution utilizing treasury stock method. Shares Under TSM Number of Current Offer Type Price Shares (000s) Price Price $6.15 36.9 31.0 31.8 6.05 20.5 17.3 17.7 5.01 2.2 1.9 1.9 4.04 4.6 4.1 4.2 2.86 18.9 17.4 17.6 2.65 545.7 507.9 512.9 2.37 13.8 12.9 13.0 1.88 54.4 51.7 52.1 1.82 0.3 0.3 0.3 0.79 – – – 0.40 – – – 0.35 – – – 0.32 – – – 0.32 – – – Total 2008 Options 697 645 652 RSUs 11,970 11,970 11,970 PSUs 542 542 542 Options + RSUs + PSUs 13,210 13,157 13,164 Amended 2008 Equity Plan (1) Capitalization Offer Price Share Price ($) $44.00 Basic Shares Outstanding (mm) 137.4 Plus: Options + RSUs + PSUs 13.2 Diluted Shares Outstanding (mm) 150.5 Equity Value ($mm) $6,624 (Less): Cash (294) Plus: Debt 559 Memo: Net Debt 265 Enterprise Value $6,889

14 – Highly Confidential – Public Float Over Last 2 Years % Ownership (Q1’22 vs. Current) Avg. Daily Trading Volume(1) (ADTV) Source: Pacific Management, Company filings and FactSet as of May 10, 2024. Note: Dollars in millions. Q1’22 figures as of March 31, 2022. Current Pacific share count as of May 9, 2024 as provided by Pacific Management and % ownership as of DEF 14A filing on April 22, 2024. (1) Reflects daily trading volume multiplied by daily VWAP, averaged over prior twelve months. As of March 31, 2022 for Q1’22, except for Pacific, which is as of May 19, 2021 IPO date. Public Float Insiders Founder / CEO Pacific 34% 34% 30% 26% 35% 41% Q1’22 Current GA & Accel GA & Accel Wix 4% 4% 5% 96% 91% Q1’22 Current 5% 1% 5% 95% 95% Q1’22 Current GoDaddy VeriSign Intuit 1% 1% 99% 99% Q1’22 Current 3% 3% 97% 97% Q1’22 Current Bill.com BigCommerce 7% 5% 93% 95% Q1’22 Current 9% 10% 12% 5% 78% 85% Q1’22 Current $16 $21 $159 $67 $106 $143 $123 $111 $760 $777 $370 $177 $65 $7 ADTV as % of Equity Value 0.7% 0.4% 2.7% 0.9% 0.8% 0.7% 0.5% 0.6% 0.6% 0.4% 1.6% 2.8% 4.1% 1.4% ~5% owned by Starboard Capital